UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street

Vancouver, B.C.  V6E 4A2

Canada

 (Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                             Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-276202).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated January 9, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING GOLD CORP.

Date: January 10, 2024	By:	/s/ Lisa Peterson
	Name:	Lisa Peterson
	Title:	Chief Financial Officer and Corporate Secretary

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